6500 Harbour Hts Pkwy, Suite 301
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

March 12, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	CombiMatrix Corporation Registration Statement on Form S-1 Filed December 26, 2006 File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comments to the above-referenced filings, dated January 22, 2007. In response, we have the following comments. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a color-coded, redlined copy marked to show changes to the original registration statement filed on December 26, 2006. Text in blue has been added. Text in red has been deleted. Text in green has been moved from one place to another. All page references are to the amended registration statement filed contemporaneously with this correspondence.

General

1.
Please tell us why you did not register this transaction on Form S-4. Include in your response an analysis of whether the disclosure requirements of Form S-4 would be material to investors who are evaluating this transaction.

Russell Mancuso
March 12, 2007

_____________________

General Instruction A.1 of Form S-4 provides a specific list of transactions for which the form should be used. We do not believe that this transaction is of the kind listed in Items 1 through 4 of General Instruction A.1. No investment decision is being made by holders of Acacia Research-CombiMatrix common stock (“AR-CombiMatrix stock”) being redeemed in this transaction. Acacia Research Corporation is redeeming all of the AR-CombiMatrix stock for all of its subsidiary stock, and the holders of AR-CombiMatrix stock do not have any right to approve of the redemption or to otherwise dissent. CombiMatrix Corporation will be issuing its common stock only to those holders of AR-CombiMatrix stock on the redemption date in accordance with the procedures set forth in the Amended and Restated Certificate of Incorporation of Acacia Research Corporation. Because there is no investment decision, we do not believe Form S-4 is appropriate.

Further, all of the information that would be disclosed in a Form S-4 is already disclosed in the Form S-1. A Form S-4 would require disclosure about the AR-CombiMatrix stock, which tracks the CombiMatrix group. Because AR-CombiMatrix stock is a tracking stock related to the performance of the CombiMatrix group, Acacia Research Corporation separately discloses financial statements and information about the CombiMatrix group. The assets of the CombiMatrix group and the assets of CombiMatrix Corporation are the same. Consequently, using Form S-4 would not provide any additional disclosure.

Prospectus Cover

2.
Your disclosure in the third paragraph implies that exercise of warrants and options could affect the exchange ratio. However, your disclosure on page 14 implies that the exchange ratio is fixed. Please reconcile.

The exchange ratio is fixed. One share of common stock of CombiMatrix Corporation will be issued for a set number of shares of AR-CombiMatrix stock issued and outstanding on the redemption date. The ratio will be determined prior to effectiveness of the registration statement. Holders of outstanding warrants and options for AR-CombiMatrix stock may exercise the warrants and options up to the redemption date, in which event the total number of shares of CombiMatrix Corporation common stock will increase from the number shown on the prospectus cover.

Pursuant to the Amended and Restated Certificate of Incorporation, Acacia Research Corporation must give notice of the redemption to the holders of AR-CombiMatrix stock (and derivatives) between 35 trading days and 45 trading days prior to the redemption. This notice will be delivered following the effectiveness of the registration statement. The exact amount of shares to be redeemed will not be known until the conclusion of that period of time, during which outstanding options and warrants may be issued.

Russell Mancuso
March 12, 2007

_____________________

Prospectus Summary

3.
We note your disclosure that before the split off there will be 52,365,810 shares of Acacia Research-CombiMatrix common stock outstanding and that there will be a similar number of shares of your common stock outstanding after the split off. Please tell us whether the increase in authorized stock of Acacia Research-CombiMatrix that appears to have been approved by Acacia Research Corporation's shareholders last year became effective. If so, it is unclear why that is not reflected in subsequent balance sheets of Acacia Research Corporation and in the exhibits filed to Acacia Research Corporation's periodic filings.

Acacia Research Corporation has reflected the increase in its authorized shares in its financial statements for the year ended December 31, 2006. Also, due to recent warrant exercises, we anticipate that the number of shares of Acacia Research - CombiMatrix common stock outstanding will be 52,788,838.

Stock Exchange Listing, page 2

4.	With a view toward clarified disclosure, please tell us when you will apply for the listing and whether the listing will be concurrent with the split off.

We applied for listing with Nasdaq on Friday, February 9, 2007. We have amended the Form S-1 accordingly. The listing will be concurrent with the split off.

Diagram of Split Off, page 3

5.
Please tell us when the issuance of the Acacia Research Corporation common stock to the current Acacia Research-Acacia Technologies stockholders will be registered. Also provide us with your analysis as to whether an amendment to the Acacia Research Corporation Certificate of Incorporation is required to create the Acacia Research Corporation stock that is not classified.

Acacia Research Corporation common stock will not be issued to the holders of Acacia Research-Acacia Technologies common stock. Acacia Research Corporation currently has two classes of common stock, Acacia Research-Acacia Technologies common stock (“AR-Acacia Technologies stock”) and AR-CombiMatrix stock. Following the redemption of AR-CombiMatrix stock, AR-Acacia Technologies stock will continue to exist and the holders of AR-Acacia Technologies stock will own all of the issued and outstanding shares of Acacia Research Corporation. We have revised the diagram of the split off on page 3 of the prospectus to clarify the post-split structure.

Russell Mancuso
March 12, 2007

_____________________

We may not be able to engage in desirable strategic transactions, page 5

6.	Please quantify the number of shares you may issue without creating tax uncertainties. Disclose any assumptions that underlie your calculation.

We have disclosed the maximum number of shares that could be sold during the two-year period following the redemption based upon a hypothetical redemption date of February 26, 2007. We have also added additional risk factor disclosure regarding the tax consequences that we believe further clarify this issue.

We could incur significant tax liability, page 6

7.	Please quantify the tax liability if the transaction were deemed to be taxable.

We have revised the risk factor to disclose that the corporate tax would be based upon the difference between the aggregate fair market value of the assets of CombiMatrix Corporation’s business and the adjusted tax bases of such business to Acacia immediately prior to the redemption.

Our common stock will trade as a new listing, page 6

8.
With a view toward disclosure and given the market price of the Acacia Research-CombiMatrix common stock, please tell us why you believe it is reasonable to imply that you could satisfy the $3.00 requirement.

The closing trading price of the AR-CombiMatrix stock on March 8, 2007, was $0.62 per share. As noted above, we have applied to list on the Nasdaq Capital Market. Pursuant to the Nasdaq Capital Market listing standards, our common stock will need to trade at $4.00 per share. Acacia Research Corporation intends to set the redemption ratio at a number that will likely cause the per share trading price of our stock to be above $4.00 per share.

A Former Vice President, page 13

9.	Please file the consent of counsel mentioned here and on page 33.

We have not filed the consent because we do not believe one is required by Item 601 of Regulation S-K. In the prospectus, we refer to the conclusions made by independent counsel in a report to the Acacia Research Corporation Audit Committee. No opinion was issued by such counsel, and no opinion is referenced in the registration statement. Further, the name of the counsel is not disclosed.

Russell Mancuso
March 12, 2007

_____________________

10.	With a view toward clarified disclosure, please tell us the nature of the alleged violations of the federal securities laws.

The former Vice-President alleges that the Chief Executive Officer and the Chief Operations Officer took adverse employment action against him because he engaged in protected activity under 18 U.S.C. §1514A(a)-(d). Specifically, he alleges two violations of the securities laws. He alleges the company was using manipulative and deceptive practices in connection with efforts to boost or prevent further decline of the price of its stock.

His claim is based upon two allegations relating to an agreement the company entered into in the ordinary course of business and an allegation relating to the company’s intellectual property. With respect to the company’s agreement, he alleges that (1) the agreement was required to be filed as an exhibit to our periodic reports under Item 601 of Regulation S-K, and (2) we issued press releases regarding positive events and information without disclosing alleged simultaneous, negative events.

With respect to our intellectual property, he alleges that we did not adequately disclose his alleged assessment of risk in Acacia’s periodic reports or registration statements (his complaint does not identify which documents filed with the SEC should have contained additional disclosure).

Description of Capital Stock, page 16

11.	Please describe the material differences between the rights of a holder of your shares and the rights of a holder of Acacia Research-CombiMatrix shares.

We have described the material differences on pages 21-22.

12.	Please clearly quantify and explain the effect of the difference between the number of authorized shares of your stock and of Acacia Research-CombiMatrix stock.

We have quantified and explained the effect of the differences on page 21.

Compensation. page 55

13.	Please provide compensation disclosure for your year ended December 31, 2006. See Release 33-8732A (August 29, 2006).

We have provided compensation disclosure beginning on page 58.

Equity Compensation Plan Information, page 60

14.
Please clarify how control will change in the split off. Please tell us with specificity the location of the applicable provision that defines "change in control" in the exhibits filed with the Commission.

Russell Mancuso
March 12, 2007

_____________________

We clarified how control will change on page 65. The definition of “change in control” is on page 15 of the Acacia Research Corporation - CombiMatrix Corporation 1998 Stock Option Plan (filed as Exhibit 10.6 to the Form S-4 filed by Acacia Research Corporation on May 7, 2002, on page 1 of the Acacia Research Corporation - CombiMatrix Corporation 2000 Incentive Stock Option Plan (filed as Exhibit 10.7 to the Form S-4 filed by Acacia Research Corporation on May 7, 2002), and on page 1 of the appendix of the Acacia Research Corporation - 2002 CombiMatrix Stock Incentive Plan (filed as Appendix E to the proxy statement included in the Form S-4 filed by Acacia Research Corporation on May 7, 2002).

15.
Please highlight in your prospectus summary the termination of unexercised options. Also highlight in the summary the number of outstanding options, warrants and other commitments to issue your securities that will survive the split off.

We highlighted this information in the summary.

Historical, page 60

16.	Given the last sentence of your introduction to the first table, it is unclear how the options under the 2002 plan will be treated in the redemption. Please revise for clarity.

We clarified on page 65 how the options under the 2002 plan will be treated.

Consolidated Financial Statements

17.	Please update the financial statements as required by Rule 3-12 of Regulation S-X.

We updated our financial statements as per Rule 3-12 of Regulation S-X.

18.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

We included an updated independent auditor consent as Exhibit 23.2.

19.
We reference the discussion on page 1 that you will reimburse Acacia for all taxes owed by the CombiMatrix group prior to the split off. Please tell us your estimate of those taxes and clarify how they are reflected in the financial statements.

Russell Mancuso
March 12, 2007

_____________________

The Tax Allocation Agreement executed between CombiMatrix Corporation and our parent company, Acacia Research Corporation, provides that we must reimburse Acacia for all taxes owed by the CombiMatrix group for the period prior to the split off. As of the date of our original S-1 filing and through the date of this letter, we do not owe Acacia for any federal, state or local taxes, nor do we anticipate incurring any prior to the split-off. However, should such obligations occur between now and the date of the split-off, the Tax Allocation Agreement would require that we accrue and remit such taxes to Acacia.

Consolidated Statements of Operations, page F-4

20.	Please revise to state that the values are presented in thousands, as necessary.

We revised to reflect that the values presented on page F-4 are in thousands.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

21.
We see that you sell your product through distributors. Please describe the significant terms of your agreements with distributors, including payment, returns, credits, discounts, exchanges and other significant matters. Please explain and support when you recognize revenue to distributors and revise your filing to clarify. Refer to SAB 104 and SFAS 48 as necessary in your response.

We updated the language in the Revenue Recognition section of Note 2 beginning on page F-9 to reflect your comment to clarify the terms of our distributor contracts. To clarify, we recognize revenue under our distribution agreements in accordance with SAB 104. That is, revenue is not recognized until: (i) evidence of an arrangement exists, which typically occurs when we have a signed distribution agreement and a written purchase order; (ii) price is fixed or determinable, which occurs when we have received a purchase order as our distribution agreements provide for fixed pricing for our products with no written or implied rights of return or exchange; (iii) delivery has occurred, which under our agreements occurs upon delivery to the distributor’s premises or the premises of the distributor’s customer; and (iv) collectibility is reasonably assured, which is initially evaluated based on a credit review of the distributor and is monitored for on-going actual collections experience. Our distribution agreements do not provide for rights of return, exchanges, variable pricing discounts or other terms, such as subsequent sale to an end user that would delay revenue recognition beyond delivery and acceptance by the distributor.

22.	Please revise to clarify your multiple-element arrangements and how you have recognized revenue under these arrangements in the financial statements.

Russell Mancuso
March 12, 2007

_____________________

We updated the language in the Revenue Recognition section of Note 2 beginning on page F-9 to reflect your comment and clarify the accounting for our multiple element arrangements.

23.
We see that you use the percentage of completion method to recognize revenue under your government grants and contracts. Please tell us whether you have any billings in excess of costs and estimated earnings or costs and estimated earnings in excess of billings on uncompleted contracts.

The Department of Defense is invoiced monthly based on the costs incurred during the month and the percentage of completion of the project. As a result, there are no unbilled costs or estimated earnings in excess of billings at the end of any reporting period.

Impairment of Long-Lived Assets and Goodwill, page F-11

24.
We note from your disclosure on page 39 that you have three reporting units and that you estimate the fair value of reporting units using existing market prices for Acacia Research-CombiMatrix stock and the discounted cash flow method. Please revise to describe how you allocate the estimated fair value to the three reporting units.

We updated the language on page 45 and F-11 and clarify our reporting units and how we have allocated the estimated fair value in the past.

25.
In addition, we reference your discussion on page 7 of the possible impairment of goodwill. We also reference the decline in revenues in fiscal 2005 and operating losses during the periods presented. Please provide us your SFAS 142 impairment assessment for the most recent period.

We have enclosed with this response our goodwill impairment analysis as of December 31, 2006.

Stock-Based Compensation, page F-12

26.	Please disclose the period over which the $2.9 million unrecognized compensation expense will be recorded in the financial statements.

We updated the disclosure on page F-12. Note that this is also indicated in Footnote 12 on page F-24.

Pre-2006 Stock-Based Compensation, page F-13

27.	Please tell us the circumstances that resulted in recording stock based compensation credits during the year ended December 31, 2005 and the nine months ended September 30, 2005.

Russell Mancuso
March 12, 2007

_____________________

We have granted options to purchase AR-CombiMatrix common stock to members of our scientific advisory board. Because these option grants are to non-employees, we have followed the provisions of EITF 96-18 and related guidance and applied fair value accounting for these option grants over the vesting period. Due to declines in AR-CombiMatrix stock during 2005 and 2006, we have recognized net credits to stock based compensation expense in certain periods. However, these credits have not exceeded the cumulative compensation expense initially recognized in our financial statements. We have updated the disclosure on page F-13 to reflect this.

Note 17, Pro Forma Information (unaudited), page F-28

28.
Please tell us how you considered SAB Topic 1B-2 in determining whether full pro forma financial statements under Article 11 of Regulation S-X should be provided. Note that pro forma financial statements are required if historical financial statements are not indicative of the ongoing entity because tax or other cost sharing agreements will be terminated or revised.

Historically, CombiMatrix Corporation and Acacia Research Corporation have operated as independent entities in separate facilities with separate management, bookkeeping, legal, tax and IT functions. Acacia Research Corporation has allocated a certain amount of its overhead to us, primarily relating to costs associated with being a public company including accounting and legal costs that will continue to be incurred by CombiMatrix Corporation directly as an independent public entity after the split off is effected. Although it is possible that our historical financial information would have reflected different amounts if we had been a stand-alone entity for the periods presented, it is not expected that our split off from Acacia will significantly change the Company’s operating structure and as a result, the Company’s future operating costs primarily relating to regulatory compliance are likely to be consistent with what has been recognized directly by and allocated to CombiMatrix in the past, as reflected in CombiMatrix’s historical financials. Therefore, we do not believe pro forma financial statements are required under SAB Topic 1B-2 or Article 11 of Regulation S-X.

Exhibits

29.	Please tell us the effect of the stock split set forth in Section 1 of Article IV of the document filed as Exhibit 3.1 to your registration statement.

This stock split caused a 4-to-1 split of the common stock of CombiMatrix Corporation held by Acacia Research Corporation. This stock will be further split by the Board of Directors of CombiMatrix Corporation, with the consent of its sole stockholder, Acacia Research Corporation, immediately prior to the redemption in order to redeem all of the issued and outstanding shares of AR-CombiMatrix stock for all of the common stock of CombiMatrix Corporation, at a ratio to be determined prior to effectiveness of the registration statement.

Russell Mancuso
March 12, 2007

_____________________

30.	Please tell us why you have not filed Exhibit 8.

The opinion was not issued at the time the original registration statement was filed but has subsequently been issued and is included with the registration statement amendment as Exhibit 8.1.

Exhibit 5

31.
You should not file an opinion that assumes conclusions of law that are a necessary requirement of the ultimate opinion provided. We note, for example, the assumptions regarding authorization, execution and delivery of documents in the second paragraph.

Our counsel has deleted assumptions regarding authorization, execution and delivery.

32.	Given the statements in the sixth paragraph, please file an opinion that is dated on the date that the registration statement is declared effective.

We will file an updated opinion as of the date of effectiveness by way of pre-effective amendment.

33.
Please clarify whether Mr. Rasor issued the opinion in his individual capacity. We note the inconsistency between the individual signature and the statement that “[w] e have acted as counsel for the Registrant.”

Mr. Rasor issued the opinion on behalf of the firm and not in his individual capacity. The opinion filed with the amended registration statement has corrected the inconsistency.

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation

COMBIMATRIX CORP.
M E M O

Date:	January 15, 2007

To:	The Files

From:	Scott Burell, CFO
CombiMatrix Corporation

cc:	Amit Kumar, CEO
CombiMatrix Corporation

Clayton Haynes, CFO
Acacia Research Corporation

Re:	2006 Annual Goodwill Impairment Analysis

Technical references: FAS 142, FAS 131, and EITF Topic D-101

The purpose of this memo is to document management’s impairment analysis with respect to CombiMatrix Corporation’s (the “Company’s”) goodwill as of December 31, 2006. In accordance with the Company’s accounting policies and controls over impairment, goodwill is evaluated for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) and is subject to a periodic review for potential impairment at a reporting unit level, defined as an operating segment or one level below an operating segment (i.e. a component). Reviews for potential impairment occur at least annually (herein) and may be performed earlier, if circumstances indicate that impairment may have occurred. In addition, management considers factors that may impact impairment quarterly as part of management’s disclosure committee procedures at both the Company level as well as at the Parent (i.e., Acacia Research Corp.) level. The Company performs its annual tests for indications of goodwill impairment as of December 31 of each year and is documented herein.

Recoverability Test for Assets Covered by FAS 142 (Goodwill)

As of December 31, 2006, the Company’s consolidated balance sheet includes the following asset categories that fall under the scope of FAS 142 (in thousands):

Goodwill - Acacia push-down	$16,918
Goodwill - other	-

Total Goodwill	$16,918

Our goodwill arose as a result of step acquisitions of CombiMatrix Corp. in 2000 and again in 2002 by our parent, Acacia Research Corporation, which in turn pushed down their purchase accounting (primarily patents and goodwill) to our financials.

Paragraph 17 of FAS 142 states that “An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.” Further, paragraphs 18 - 22 describe a two-step impairment test to be performed to identify potential goodwill impairment and how to measure such impairment, if applicable.

According to par. 19 of FAS 142, “The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit, as defined, with its carrying amount, including goodwill . . . If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.” In determining the reporting units to assess goodwill impairment, management referred to paragraph 30 of FAS 142, which states, “[a] reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”

Step 1 - Segment Determination: The first step is to determine whether one or more operating segments exist based on the guidance in paragraph 10 of FAS 131, which states that a component of an enterprise is considered an operating segment if: a) it engages in business activities that generate revenues and expenses; b) its operating results are regularly reviewed by the chief operating decision maker in order allocate resources; and c) discrete financial information is available. At CombiMatrix, the chief operating decision maker (“CODM”) is the CEO, Amit Kumar. The financial operating package reviewed by the CODM is a consolidated cash flow analysis, a consolidated balance sheet and a consolidated P&L statement listing revenues and expenses by natural classification as well as our consolidated net loss. Since our CODM financial package is consolidated and decisions made regarding resource allocations are based primarily on strategic considerations such as market demand for products and technologies, technological capabilities of our products and services provided by our company, and opportunities to exploit our technologies in various market segments to address market demand and needs, historical operating performance has not been a significant factor in determining how resources are allocated - the focus of the CODM is primarily our consolidated cash position and operating forecasts. Therefore, management concludes that CombiMatrix Corporation and its subsidiaries constitute a single operating segment under the provisions of SFAS 131 since not all of the segment criteria of paragraph 10 are met (specifically, item b).

Step 2 - Separate Component Determination: The second step in determining reporting units under FAS 142, par. 30 (and as clarified by EITF Topic D-101) is to determine if separate components exist below the operating segment level. A component is considered a reporting unit if: a) the component constitutes a business for which discrete financial information is available; and b) segment management (defined as either the CODM or one level of management below the CODM) periodically review the operating results of the component. At CombiMatrix, the CEO is the segment manager. Therefore, management concludes that the Company's single operating segment also represents a single reporting unit.

Fair Value of Reporting Unit

Paragraph 23 of FAS 142 goes on to say that, “[q]uoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.” The CombiMatrix group (defined as CombiMatrix Corporation and its subsidiaries) is thus considered one reporting unit that is separately tracked on NASDAQ (Symbol: “CBMX”) as a tracking stock of our parent, Acacia Research Corporation. As such, we have a readily available, independent measure of the reporting unit's fair value.

Conclusion

As of December 29, 2006 (the last trading day of December 2006), the CombiMatrix group’s market capitalization was approximately $41.4 million (52.4 million shares outstanding times $0.79 per share as quoted by the WSJ-online). Since the reporting unit’s fair value exceeds the carrying amount of its net assets of $32.8 million as of this date, goodwill is not considered impaired as of December 31, 2006 and the second step of the impairment test under FAS 142 does not need to be performed.

Respectfully submitted,

Scott Burell, CFO